Mail Stop 3561

February 5, 2007

Lance Jon Kimmel, Esq.
SEC Law Firm
11693 San Vicente Boulevard, Suite 357
Los Angeles, CA 90049

> **Re:** **NuWay Medical, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 1, 2007**
> **File No. 0-19709**

Dear Mr. Kimmel:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the BioLargo Transactions, page 5

1. We note your response to comment 5 in our letter dated January 26, 2007. In your revised disclosure, you state that you "[e]ngaged third party consultants who informally confirmed [y]our management's own belief that the value of the BioLargo Technology was in a range, even the lower end of which significantly exceeded the then-current value of 51% of [y]our common stock." You further disclosed, "We did not seek a formal appraisal or fairness opinion of the value of the BioLargo Technology given our limited resources…." Please tell us whether the company received any type of report from the third party consultants that would fall under Item 14(b)(6) of Schedule 14A. If so, Item 14(b)(6) of Schedule 14A requires that you furnish the information required by Item 1015(b) of Regulation M-A.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Fax: (310) 388-1320